Central Energy, LLC
8105 N. Central Expwy., Suite 1525
Dallas, Texas 75206
(214) 378-5800

November 12, 2010

The Cushing Opportunity Fund I, L.P.
3300 Oak Lawn Ave # 650
Dallas, TX 75219-6431
(214) 692-6334

Re: Investment in Central Energy, LP

Gentlemen

This letter agreement sets forth the terms and conditions of The Cushing Opportunity Fund I, L.P.’s (“Cushing”) agreement with Central Energy, LLC (“Central”), regarding Cushing’s investment in Central Energy, L.P. (the “Partnership”), Rio Vista Energy Partners, L.P. (“Rio Vista”) and Rio Vista GP, LLC (“Rio Vista GP”).  In exchange for an investment in the Partnership, as set forth in Schedule I hereto, in the total amount of $3,400,000, Cushing shall be entitled to receive interests in the Partnership which will entitle Cushing to receive distributions of Rio Vista Common Units and Rio Vista GP Units as set forth on Schedule I to this letter.  The Rio Vista Common Units to be distributed to Cushing will be entitled to vote on all matters required to be submitted to the Common Unit holders under the Rio Vista Partnership Agreement.

Cushing’s contribution for the First Closing shall be due on Wednesday, November 10th and the documentation for the Central Energy, LP’s closing of the acquisition of the Rio Vista Common Units and the Rio Vista GP Units will be executed on Thursday, November 11th.  Cushing’s contribution for the Second Closing will be due on Monday, November 15th with the final documentation for the Rio Vista acquisition being executed on or before Tuesday, November 16th.

Cushing’s acquisition of 25% of the Rio Vista GP Units shall entitle it to appoint two (2) out of the seven (7) managers who will serve on the Board of Managers of Rio Vista GP.   So long as Cushing owns such Rio Vista GP Units, it be guaranteed at least two seats on the Board of Managers of Rio Vista GP. The number of managers on the Board of Managers of Rio Vista GP will not be increased without Cushing’s consent.

Central agrees to negotiate in good faith with Cushing to enter into a Buy/Sell Agreement under which any holder of 25% or more of the Rio Vista GP Units can require a sale or purchase of its respective Rio Vista GP Units commencing January 1, 1013.

Additionally, Central agrees to negotiate in good faith to amend the Rio Vista GP LLC Agreement to include revisions and additional provisions to reflect an updated LLC Agreement consistent with the transactions agreed to by the parties.

Central represents to Cushing that it is not offering any other parties an investment in the Partnership on terms more favorable than those set out herein.

If you are in agreement with the terms and conditions contained in this letter, please execute as indicated below and return to our address above.

Please do not hesitate to contact me if you have any questions regarding any of the foregoing.

Central Energy, LLC

By:	Central Energy, LLC

By:	/s/ Carter R. Montgomery
Managing Members

Agreed and Accepted this 10th day of November 2010

The Cushing MLP Opportunity Fund I, L.P.

/s/ Jerry V. Swank
By:	Jerry V. Swank
Name:	Managing Member
Its: